March 5, 2005


Via Facsimile at 312.782.8585 and U.S. Mail
Elizabeth C. Kitslaar, Esq.
Jones Day
77 West Wacker
Chicago, Illinois 60601

	Re:	AMX Corporation, Inc.
		Schedule TO-T; Schedule TO-T/A
		Filed February 24 and March 1, respectively, by Duchossois Industries, Inc.,Thrall Omni Company, Inc. and Amherst Acquisition Co.
		SEC File No. 5-46481

Dear Ms. Kitslaar:

	We have the following comments on your filings.

General

1. Please advise us as to how the bidders commenced the offer under Rule 14d-2 and the method by which the offering materials have been disseminated.

2. Please advise us what consideration has been given to continuing to update the Schedule TO disclosure to reflect any material developments in the course of the private litigation and the extent to which such amendments, if filed, will be viewed as a material change to the offer disclosure requiring that at least five business days remain in the tender offer. In addition, advise us how such changes will be disseminated to security holders.

3. The Schedule TO-C filed on February 15, 2005 indicated that forward-looking statements made in connection with the tender offer enjoyed the safe harbor protection afforded by the Private Securities Litigation Reform Act of 1995. This Act, by its terms, does not apply to forward-looking statements made in connection with a tender offer. Please revise the SC TO disclosure to affirmatively indicate that the forward-looking statements made in connection with this tender offer have not been protected by the Act`s safe harbor, and confirm that the bidders will not reference in future communications the Act in this context.

      8. Information Concerning AMX

4. Please refer to the first paragraph of this section. We note that the bidders are not assuming responsibility for the accuracy or completeness of any information contained in this Section. While the bidders may include appropriate language about the limits on the reliability of the information, the bidders may not disclaim responsibility for its accuracy. Please revise.

5. Disclose, if true, the extent to which members of AMX management members will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared on a pro rata basis with unaffiliated security holders. Quantify those benefits or additional compensation to the extent practicable.
See Item 1011(b) of Regulation M-A.

	12. Source and Amount of Funds

6. Disclose your alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A.

Certain Conditions of the Offer, page 39

7. Please advise us, with a view toward revised disclosure, of the effect, if any, of the lawsuit filed by security holders has had on the determination of whether conditions (a) or (c) to the offer have been met.

8. Please refer to the first paragraph that follows the offer conditions. The bidders have indicated that the conditions that follow this paragraph may be asserted "at any time and from time to time." Defining the conditions as an ongoing right suggests that the conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer and not the date shares are accepted. Please revise the disclosure to make clear that all conditions to the offers, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before expiration of the offer.

Closing Comments

 	Please respond to these comments by electronically submitting a response letter filed via EDGAR and "tagged" as correspondence.
As appropriate, please also amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, the bidders may have to consider disseminating the revised materials in a manner reasonably calculated to inform them of the new information.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchasers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the purchasers acknowledging that:

* the purchasers are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the purchasers may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you do not agree with a comment, please explain why in your response. Please direct any questions regarding our comments to me at (202) 942-2920. You may also reach us by facsimile at (202) 942-9638.

								Sincerely,


								Nicholas P. Panos
								Special Counsel
								Office of Mergers
								and Acquisitions